MGT Capital Investments

500 Mamaroneck Avenue - Suite 204

Harrison, New York 10528

August 5, 2013

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Edward Kim, Esq.

Re:	MGT Capital Investments, Inc. (the “Company”)
File No. 001-32698

Dear Kim:

We are writing in response to your comment letter dated August 1, 2013. For convenience purposes, all numerical comment references correspond with the numbers in your comment letter.

1.	Please note the revised language in Section entitled “Where You Can Find Additional Information” whereby we specifically incorporate the appropriate sections of the 10-K and the Company’s 10-Q to the Proxy Statement.
2.	As set forth in the Section entitled “Where You Can Find Additional Information” and in the Notice of Interest Availability that will be provided to each of the Company’s stockholders, the Company hereby undertakes to provide, without charge to each person to whom a Proxy Statement is delivered, upon request of such person and by first class email or other equally prompt means within one business day of receipt of such request, a copy of any and all information that has been incorporated by reference in the Proxy Statement, and the address to which and telephone numbers to which such a request is to be directed.
3.	We have revised the second sentence of the background section of Proposal IV so that it does not appear that the Company repurchased the common stock underlying the $3.85 warrants after they were exercised. We have divided the proposals into different paragraphs to make the disclosure clearer. As discussed, the Company did not repurchase the shares after their exercise.
4.	We have clarified the purpose of these transactions and described the effect on the transaction on our stockholders.
5.	We respectfully believe that we have responded to all of your comments and would like to be given clearance to file and mail our definitive Proxy Statement so that we can meet our time deadlines. Accordingly, the Company hereby acknowledges the following:

•	That should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned or our counsel, Arthur S. Marcus. Thank you for your assistance during this process.

Sincerely,

\s\Robert Ladd
Robert Ladd, CEO and President